EXHIBIT 8.01

September 14, 2017

Board of Directors

Bank of Marin Bancorp

504 Redwood Blvd Suite 100

PO Box 2039

Novato CA 94948-2039

RE:                           Certain United States federal income tax consequences of the merger by and among Bank of Marin Bancorp, Bank of Marin and Bank of Napa, N.A.

To the Members of the Board:

You have asked for our opinion on the certain U.S. federal income tax consequences of the merger by and among Bank of Marin Bancorp, Bank of Marin and Bank of Napa, N.A. pursuant to the Agreement and Plan of Merger dated July 31, 2017 (the “Agreement”).  Each capitalized term used herein, unless otherwise defined, has the meaning set forth in the Agreement.

We have not considered any non-income tax, or state, local or foreign income tax consequences, and, therefore, do not express any opinion regarding the treatment that would be given the transaction by the applicable authorities on any state, local or foreign tax issues.  We also express no opinion on nontax issues such as corporate law or securities law matters.  We express no opinion other than that as stated immediately above, and neither this opinion nor any prior statements are intended to imply or to be an opinion on any other matters.

Facts/Assumptions

In rendering our opinion, we have relied upon the facts, information, assumptions and representations as contained in the Agreement and Plan of Merger dated July 31, 2017 by and among Bank of Marin Bancorp, Bank of Marin and Bank of Napa, N.A., including all exhibits attached thereto, certain written representations of Bank of Marin Bancorp related to the transaction (“Representations”), and the statements of facts contained in the Form S-4 dated September 14, 2017.

We have assumed that these facts are complete and accurate and have not independently audited or otherwise verified any of these facts or assumptions.  You have represented to us that we have been provided all of the facts necessary to render our opinion.

Proposed Transaction

Bank of Napa, N.A. will merge into Bank of Marin with Bank of Marin being the surviving entity (“Merger”).  Bank of Napa, N.A. shareholders will receive stock of Bank of Marin Bancorp, the parent company of Bank of Marin, and cash in lieu of fractional shares.  The exchange rates are set by formula in the Agreement and Plan of Merger dated July 31, 2017 by and among Bank of Marin Bancorp, Bank of Marin and Bank of Napa, N.A.

Federal Tax Consequences

Based on our understanding of the foregoing facts, the Representations, the applicable laws and regulations, and subject to the qualifications and limitations set forth in this letter, we are of the opinion that for federal income tax purposes:

Provided that the Merger of Bank of Napa, N.A. with and into Bank of Marin qualifies as a statutory merger under applicable state law, the Merger will be a reorganization within the meaning of Internal Revenue Code (“IRC”) Section 368(a)(1)(A) and Section 368(a)(2)(D).  Bank of Marin Bancorp, Bank of Marin and Bank of Napa, N.A. will each be a “party to a reorganization” within the meaning of section 368(b) of the Code.  No income, gain or loss will be recognized by Bank of Marin Bancorp, Bank of Marin or Bank of Napa, N.A. as a result of the Merger.

As a “tax-free” reorganization under IRC Section 368 Bank of Napa, N.A. shareholders will not recognize any gain or loss upon the exchange of their interests in Bank of Napa, N.A. for stock in Bank of Marin Bancorp pursuant to the merger, except with respect to cash received in lieu of fractional shares of Bank of Marin Bancorp stock. IRC section 354(a)(1).

The aggregate adjusted basis of the Bank of Marin Bancorp common stock received in the Bank of Marin Bancorp Merger (including any fractional shares of Bank of Marin Bancorp common stock deemed received and exchanged for cash) will be equal to the aggregate adjusted tax basis of the Bank of Napa, N.A. stock exchanged in the Bank of Marin Bancorp Merger, increased by the amount of gain, if any, recognized by such shareholder and decreased by the amount of cash received. IRC section 358(a).

The holding period of the Bank of Marin Bancorp common stock received in the Bank of Marin Bancorp Merger will include the holding period of the Bank of Napa, N.A. stock exchanged for that Bank of Marin Bancorp common stock. IRC section 1223(1).

Effect of Misstatement of or Changes in Facts, Assumptions or Representations

A misstatement or omission of any fact or a change or amendment in any of the facts, assumptions or representations we have relied upon may require a modification of all or a part of this opinion.

Responsibility To Update Opinion for Changes in Facts, Assumptions or Representations

Our opinion is as of September 14, 2107 and we have no responsibility to update this opinion for events transactions, circumstances or changes in any of the facts, assumptions or representations occurring after this date.

Responsibility for Effect of Changes in Relevant Authorities

The discussion and conclusions set forth herein are based upon the Internal Revenue Code of 1986, as amended, Treasury Regulations, Internal Revenue Service rulings and judicial decisions currently in effect as of the date of this letter, all of which are subject to change.  If there is a change, including a change having retroactive effect, in the Internal Revenue Code, Treasury Regulations, Internal Revenue Service rulings or in the prevailing judicial interpretation of the foregoing, the opinions expressed herein would necessarily have to be re-evaluated in light of any such changes.  We have no responsibility to update this opinion for any such changes occurring after the date of this letter.

Premise of Opinions

The opinions expressed herein are based solely upon our interpretation of the Internal Revenue Code of 1986 and Treasury Regulations as interpreted by court decisions, as of the date of this letter.

Effect of Our Opinion on Tax Authorities

The opinions expressed herein are not binding on the Internal Revenue Service and there can be no assurance that the taxing authorities will not take a position contrary to any of the opinions expressed herein.

The opinions expressed herein reflect our assessment of the probable outcome of litigation and other adversarial proceedings based solely on an analysis of the existing tax authorities relating to the issues.  It is important, however, to note that litigation and other adversarial proceedings are frequently decided on the basis of such matters as negotiation and pragmatism upon the outcome of such potential litigation or other adversarial proceedings.

The opinions expressed herein reflect what we regard to be the material federal income tax effects of the Merger as described herein; nevertheless, they are opinions only and should not be taken as assurance of the ultimate tax treatment.

Restrictions on Use of Opinion

We understand that a copy of this letter will be provided to the Securities Exchange Commission.  Except to the extent expressly permitted hereby, this letter may not be quoted in whole or in part or otherwise referred to in any documents or delivered to any other person or entity without the prior written consent of this firm.  Any such authorized party receiving a copy of this letter must consult and rely upon the advice of its own counsel, accountant, or other adviser.

Our opinion addresses only shareholders who are citizens or residents of the United States who hold their Bank of Napa, N.A. stock as a capital asset.  Our opinion does not address all the tax consequences that may be relevant to particular Bank of Napa, N.A. shareholders in light of their individual circumstances or to shareholders that are subject to special rules, including, without limitation, financial institutions, tax-exempt organizations, insurance companies, dealers in stocks or securities or foreign currencies, foreign holders, persons that hold shares as a hedge against currency risk or a constructive sale or conversion transaction, or holders who acquired their shares pursuant to the exercise of employee stock options or otherwise as compensation, or the application of the alternative minimum tax.

If any fact, assumption or representation contained in this opinion letter or the Representations changes, it is imperative we be notified to determine the effect, if any, on the conclusions reached herein.

Respectfully submitted,

/s/ Crowe Horwath, LLP
Crowe Horwath, LLP